Exhibit 99.5

23892 King Soft Cloud VIF Proof 3 Annual General Meeting of Kingsoft Cloud Holdings Limited Date: June 30, 2023 See Voting Instruction On Reverse Side. Please make your marks like this: x Use pen only • Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided. MAIL Please separate carefully at the perforation and return just this portion in the envelope provided. _____________________________________ __________________________ Please Sign Here Please Date Above _____________________________________ __________________________ Please Sign Here Please Date Above Authorized Signatures - This section must be completed for your instructions to be executed. Annual General Meeting of Kingsoft Cloud Holdings Limited to be held on June 30, 2023 For Holders as of May 30, 2023 All votes must be received by 12:00 p.m., Eastern Standard Time, on June 22, 2023. Copyright © 2023 Mediant Communications Inc. All Rights Reserved EVENT # CLIENT # PROXY TABULATOR FOR KINGSOFT CLOUD HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903 Agenda 1. To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2022 and the reports of the directors of the Company (the “Director(s)”) and independent auditor thereon. 2. To re-elect Mr. He Haijian as an executive Director. 3. To re-elect Dr. Qiu Ruiheng as a non-executive Director. 4. To re-elect Ms. Qu Jingyuan as an independent non-executive Director. 5. To authorize the board of directors of the Company (the “Board”) to fix the remuneration of the Directors. 6. To re-appoint Ernst & Young as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the audit committee of the Board to fix their remuneration for the year ending December 31, 2023. 7. To give a general mandate to the Directors of the Company to issue, allot and deal with additional Shares and/or ADSs of the Company not exceeding 20% of the total number of issued Shares of the Company as at the date of passing this resolution (the “Issuance Mandate”). 8. To give a general mandate to the Directors of the Company to repurchase the Company’s Shares and/or ADSs not exceeding 10% of the total number of issued Shares of the Company as at the date of passing this resolution (the “Repurchase Mandate”). 9. Conditional upon the passing of resolutions nos. 7 and 8, to extend the Issuance Mandate granted to the Directors of the Company to issue, allot and deal with additional Shares and/or ADSs in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company under the Repurchase Mandate. Directors Recommend For Against Abstained 23892 King Soft Cloud VIF.indd 1 5/31/2023 11:13:29 AM

23892 King Soft Cloud VIF Proof 3 Kingsoft Cloud Holdings Limited Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m., Eastern Standard Time, on June 22, 2023) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of Kingsoft Cloud Holdings Limited registered in the name of the undersigned on the books of the Depositary as of the close of business May 30, 2023 at the Annual General Meeting of the Shareholders of Kingsoft Cloud Holdings Limited to be held on June 30, 2023 in Beijing. NOTE: 1. Please direct the Depositary how it is to vote by marking an X in the appropriate box opposite the resolution. PROXY TABULATOR FOR KINGSOFT CLOUD HOLDINGS LIMITED P.O. BOX 8016 CARY, NC 27512-9903 23892 King Soft Cloud VIF.indd 2 5/31/2023 11:13:29 AM